GEO JS Tech Group Corp.
6360 Corporate Drive
Houston, Texas 77036

March 21, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Attention:   John Reynolds, Assistant Director
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	GEO JS Tech Group Corp.
Registration Statement on Form S-1
File No. 333-190941

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), GEO JS Tech Group Corp. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement may become effective at 4:00 p.m. Eastern Time, on Tuesday, March 25, 2014, or as soon thereafter as practicable.  The Company hereby confirms that it is aware of its obligations under the Act.

In connection herewith, the Company hereby acknowledges that:

●
should the Securities and Exchange Commission (the "Commission") or the Commission Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Leonard E. Neilson, special counsel to the Company, at (801) 733-0800 or e-mail at LNeilsonLaw@aol.com as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.  Also copy Jimmy Yee at jimmy@geotechusgroup.com.

Sincerely,

GEO JS Tech Troup Corp.

By:         /s/  Jimmy Yee
Jimmy Yee
Chief Financial Officer and Director